UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-39805

Qilian International Holding Group Ltd

Jiuquan Economic and Technological Development Zone

Jiuquan City, Gansu Province, 735000

People’s Republic of China

+86-0937-2689523

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Resignation of Ms. Qingling Zhang

On June 15, 2023, Ms. Qingling Zhang (“Ms. Zhang”) notified Qilian International Holding Group Ltd (the “Company”) of her resignation as a director of the Company, effective June 30, 2023. Ms. Zhang has advised that her resignation was due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

Appointment of Ms. Song Gao as Director

To fill in the vacancy created by the resignation of Ms. Zhang, on July 13, 2023, the board of directors (the “Board”) of the Company appointed Ms. Song Gao (“Ms. Gao”) to serve as an independent director of the Company, effective July 15, 2023. Ms. Gao will act as the chairperson of the nominating and corporate governance committee and a member of the compensation committee and the audit committee.

There is no family relationship between Ms. Gao and any of our other officers and directors. To the best knowledge of the Company, there is no understanding or arrangement between Ms. Gao and any other person pursuant to which she was appointed as a director.

Biographical Information of Ms. Gao

Ms. Song Gao, aged 54, is a seasoned professional with a career spanning over three decades. She has acquired a wealth of experience across a diverse range of industries, such as insurance, jewelry, internet finance, and IPO consultancy. Since July 2020, Ms. Gao has served as the Chairwoman of Shenzhen Deyin International Culture Media Co., Ltd. From March 2017 to March 2020, Ms. Gao served as the President of Asia Times (Shenzhen) Co., Ltd. and the Chairwoman of Asia America Consulting (Shenzhen) Co., Ltd. Since 2004, Ms. Gao has been a career manager, adeptly navigating through different sectors and industries. She has experience in high-level organizational design, equity structuring, and business model development. Between 1987 and 2004, Ms. Gao served at Ping An Insurance Company, where she progressed through roles in secretarial work, human resources, underwriting management, and regional management. With her extensive experience in operational management, Ms. Gao brings a wealth of expertise and valuable insights to the table, enabling her to drive success in a variety of business environments. Ms. Gao obtained a master’s degree in Economic Management from Tianjin University.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 25, 2023

Qilian International Holding Group Ltd

By:	/s/Zhanchang Xin
Name:	Zhanchang Xin
Title:	Chief Executive Officer